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                                                                     EXHIBIT 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                              [CHINA MOBILE LOGO]

                        CHINA MOBILE (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

                                  ANNOUNCEMENT

                                Interest Rate of
              the Renminbi 5 Billion Guaranteed Bonds Due in 2011
                                to be Issued by
                 Guangdong Mobile Communication Company Limited
         A Wholly-Owned Subsidiary of China Mobile (Hong Kong) Limited

The Board of Directors of China Mobile (Hong Kong) Limited announces that the "Base Rate Differential" of RMB5 billion of guaranteed bonds (equivalent to approximately HK$4.72 billion) due in 2011 to be issued by Guangdong Mobile Communication Company Limited, a wholly-owned operating subsidiary of the Company, has been approved by the relevant regulatory authorities of the People's Republic of China and set at 1.75%, and will remain unchanged throughout the term of the Bonds. If the Base Rate (that is, the one-year lump sum fixed deposit rate published by the People's Bank of China) on the date of issue of the Bonds (18 June 2001) remains the same as the current rate of 2.25%, then the annual interest rate of the Bonds for the first interest payable year will be 4%. The Board is of the view that the issue of bonds denominated in Renminbi will enable the Group to raise capital at relatively lower cost, and will broaden the Company's financing channels and investor base, thereby assisting the Company in optimising its capital structure, reducing its capital costs and risk profile.

INTEREST RATE OF THE BONDS

Reference is made to the announcement (the "ANNOUNCEMENT") dated 30 May 2001 issued by China Mobile (Hong Kong) Limited (the "COMPANY", together with its subsidiaries, the "GROUP") in connection with the issue in the People's Republic of China (the "PRC") of RMB5 billion of guaranteed bonds (equivalent to approximately HK$4.72 billion) due in 2011 (the "Bonds") by Guangdong Mobile Communication Company Limited (the "ISSUER") a wholly-owned operating subsidiary of the Company.

As stated in the Announcement, the coupon rate (annual interest rate) of the Bonds will be the total of the "Base Rate" and the "Base Rate Differential". The Base Rate is the one-year lump sum fixed deposit rate published by the People's Bank of China on the date of issue of the Bonds or the first day of each subsequent interest payable year. The Base Rate Differential is to be agreed between the Issuer and China International Capital Corporation Limited, as the Lead Underwriter for the issue of the Bonds, in accordance with the relevant regulations in China and taking into account the book-building responses and as finalised after being approved by the relevant regulatory authorities. The board of directors (the "BOARD") of the Company wishes to announce that the Base Rate Differential of the Bonds has been approved by the relevant regulatory authorities of the PRC and set at 1.75%, and will remain unchanged throughout the term of the Bonds. If the Base Rate (that is, the one-year lump sum fixed deposit rate published by the People's Republic of China) on the date of issue of the Bonds (18 June 2001) remains the same as the current rate of 2.25%, then the annual interest rate of the Bonds for the first interest payable year will be 4%.

FINANCIAL IMPACT OF THE ISSUE OF THE BONDS ON THE GROUP

As stated in the Announcement, the proceeds from the issue of the Bonds will be applied wholly to repay part of the syndicated loan (the "SYNDICATED LOAN") of RMB12.5 billion (equivalent to approximately HK$11.79 billion) raised by the Company through China Mobile (Shenzhen) Limited, a wholly-owned subsidiary of the Company, in 2000 for the acquisition of the seven mobile communications companies in the seven provinces, municipalities and autonomous region. The annual interest rate of the Bonds for the first interest payable year of 4%, as calculated based on the assumption set forth in the preceding paragraph, would be approximately 1.2% lower than the weighted average annual interest rate of approximately 5.2% in respect of the Syndicated Loan. The Board expects that this will represent a saving of interest payment by the Group of approximately RMB60 million (equivalent to approximately HK$56.6 million) per annum. The Board is of the view that the issue of bonds denominated in Renminbi will enable the Group to raise capital at relatively lower cost, and will broaden the Company's financing channels and investor base, thereby assisting the Company in optimising its capital structure, reducing its capital costs and risk profile.

IN THE MEANTIME, INVESTORS ARE STRONGLY ADVISED TO EXERCISE CAUTION IN DEALING IN THE SECURITIES OF THE COMPANY.

For the sake of your easy reference, the exchange rate between Renminbi and Hong Kong Dollar provided in this announcement is: RMB1.06 = HK$1.00. The provision of such exchange rate does not mean that Hong Kong Dollar could be converted into Renminbi based on such exchange rate.

                                                    By Order of the Board
                                              CHINA MOBILE (HONG KONG) LIMITED
                                                        WANG XIAOCHU
                                                          Chairman

Hong Kong, 15 June 2001